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                                                                    EXHIBIT 12.1

                             THE RYLAND GROUP, INC.
        STATEMENTS RE COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
           FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND THE YEARS ENDED
                  DECEMBER 31, 1999, 1998, 1997, 1996, AND 1995
                             (dollars in thousands)



                                                                                                                     SIX MONTHS
                                                                                                                   ENDED JUNE 30,
                                               1995         1996          1997           1998           1999            2000
                                            ----------   ------------  ------------   ------------  -------------  --------------
Consolidated pretax income(loss) from
  continuing operations                       (42,457)        26,397        36,470         75,158        109,336        45,687
Share of distributed income of
  50%-or-less-owned affiliates net of
  equity pickup                                11,082            539         1,334          2,602           (263)         (253)
Amortization of capitalized interest           12,137         17,035        21,581         20,645         19,027        10,017
Interest                                      108,246         90,529        74,950         63,410         52,764        30,078
Less interest capitalized during the period   (17,543)       (16,975)      (17,636)       (18,601)       (24,397)      (17,520)
Net amortization of debt discount and
  premium and issuance expense                     94            243            84             36             33             -
Interest portion of rental expense              3,890          3,394         3,541          4,709          4,522         1,719
                                            ----------   ------------  ------------   ------------  -------------  ------------
EARNINGS                                       75,449        121,162       120,324        147,959        161,022        69,728

Interest                                      108,246         90,529        74,950         63,410         52,764        30,078
Net amortization of debt discount and
  premium and issuance expense                     94            243            84             36             33             -
Interest portion of rental expense              3,890          3,394         3,541          4,709          4,522         1,719
Interest expense relating to guaranteed
  debt of 50%-or-less-owned affiliate               -              -             -              -              -             -
                                            ----------   ------------  --------------------------------------------------------
Fixed Charges                                 112,230         94,166        78,575         68,155         57,319        31,797
Ratio of Earnings to Fixed Charges            -- *              1.29          1.53           2.17           2.81          2.19


* For the year ended December 31, 1995, the deficiency of earnings to fixed charges totaled $37 million, primarily due to a $45 million impairment relating to homebuilding inventories.